Grande Group Limited

Suite 2701, 27/F.

Tower 1, Admiralty Center, 18 Harcourt Road

Admiralty, Hong Kong

June 26, 2025

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Grande Group Limited
Registration Statement on Form F-1, as amended (File No. 333-283705) Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Grande Group Limited hereby requests an acceleration of the effectiveness of the above-referenced Registration Statement on Form F-1, as amended, so that such Registration Statement will become effective at 4:30 p.m., Eastern Time, on June 30, 2025, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very Truly yours,

Grande Group Limited

By:	/s/ Yujie, CHEN
Name:	Yujie, CHEN
Title:	Chief Executive Officer, Director, and the Chair of the Board

cc:	Mengyi “Jason” Ye, Esq.
Ortoli Rosenstadt LLP